Delisting Determination, The Nasdaq Stock Market, LLC, November 20, 2023, Molekule Group, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Molekule Group, Inc., effective at the opening of the trading session on November 30, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on October 4, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on October 13, 2023. The Staff determination to delist the Company securities became final on October 13, 2023.